Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Provides Corporate Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 7, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), reports a corporate update following the announcement on September 6, 2022, regarding the filing of a notice of intention to seek creditor protection (the “NOI”).

Judicial Reorganization (Brazil)

Great Panther’s Brazilian subsidiary, Mina Tucano Ltda. (“Mina Tucano”) and its two shareholders, Beadell (Brazil) Pty Ltd and Beadell (Brazil 2) Pty Ltd, has filed a judicial reorganization proceeding in the judicial district of Rio de Janeiro, State of Rio de Janeiro, Brazil. The judicial reorganization proceeding is a court-supervised arrangement between debtors and their creditors to allow the debtors to attempt to restructure their operations and liabilities and in order to address a situation of financial distress.

Under the judicial reorganization proceeding, Mina Tucano and its shareholders will remain in possession of their assets and will continue to control and manage the business as a going concern. They will obtain protection against collection and enforcement actions in order to preserve their liquidity and assets and to effectively negotiate with their creditors a judicial reorganization plan intended to maximize stakeholder value.

A list of frequently asked questions related to the filing of the NOI and the judicial reorganization can be found on the Company’s website at www.greatpanther.com/corporate/restructuring.

Stock Exchange Delisting Actions

On September 6, 2022, as a result of the Company filing a notice of intention to make a proposal (the under the Bankruptcy and Insolvency Act ( Canada ), the Toronto Stock Exchange ("TSX") suspended trading of the Company’s common shares and advised the Company that a delisting review would be required by the TSX. The TSX is reviewing the eligibility for continued listing on the TSX of the common shares of the Company pursuant to an expedited review process. The delisting review is expected to take place on September 16, 2022.

On September 6, 2022, the Company also received notice that the NYSE American (the “NYSE-A”) has determined to commence proceedings to delist the Company’s common shares from the NYSE-A. The NYSE-A notified the Company that it no longer complies with the continued listing standards set forth in the NYSE American Company Guide. If the Company elects not to appeal the delisting determination within seven calendar days, the delisting determination will become final. The Company is evaluating its options related to the delisting notice.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt. Great Panther is listed on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to the effects of the judicial reorganization proceeding in Brazil, including the ability of Mina Tucano and its shareholders to remain in possession of their assets, to continue to control and manage the business as a going concern, and to obtain protection against collection and enforcement actions in order to preserve their liquidity and assets and to effectively negotiate with their creditors a judicial reorganization plan intended to maximize stakeholder value.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including risks related to the restructuring process and its impact on the Company’s operations and financial conditions, uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings, uncertainty regarding the Company’s ability to identify and pursue strategic alternatives that will maximize stakeholder value, and the risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2